Exhibit 99.1

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

January 23, 2025

Epsilon Energy Ltd.

500 Dallas Street

Suite 1250

Houston, Texas 77002

Ladies and Gentlemen:

Pursuant to your request, this report of third party presents an independent evaluation, as of December 31, 2024, of the extent and value of the estimated net proved oil, condensate, natural gas liquids (NGL), and gas reserves of certain properties in which Epsilon Energy Ltd. (Epsilon) has represented it holds an interest. This evaluation was completed on January 23, 2025. The properties evaluated herein consist of working and royalty interests located in the States of New Mexico, Oklahoma, Pennsylvania, and Texas, in the United States and the Province of Alberta in Canada. Epsilon has represented that these properties account for 100 percent on a net gas equivalent basis of Epsilon’s net proved reserves as of December 31, 2024. The net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the United States Securities and Exchange Commission (SEC). This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S–K and is to be used for inclusion in certain SEC filings by Epsilon.

Reserves estimates included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum remaining to be produced from these properties after December 31, 2024. Net reserves are defined as that portion of the gross reserves attributable to the interests held by Epsilon after deducting all interests held by others.

Values for proved reserves in this report are expressed in terms of future gross revenue, future net revenue, and present worth. Future gross revenue is defined as that revenue which will accrue to the evaluated interests from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting

Exhibit 99.1

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

production taxes, impact fees, operating expenses, capital costs, and abandonment costs from future gross revenue. Operating expenses include field operating expenses, transportation and processing expenses, and an allocation of overhead that directly relates to production activities. Capital costs include drilling and completion costs, facilities costs, and field maintenance costs. Abandonment costs are represented by Epsilon to be inclusive of those costs associated with the removal of equipment, plugging of wells, and reclamation and restoration associated with the abandonment. At the request of Epsilon, future income taxes were not taken into account in the preparation of these estimates. Present worth is defined as future net revenue discounted at a discount rate of 10 percent per year compounded monthly over the expected period of realization. Present worth should not be construed as fair market value because no consideration was given to additional factors that influence the prices at which properties are bought and sold.

Estimates of reserves and revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Information used in the preparation of this report was obtained from Epsilon and from public sources. In the preparation of this report we have relied, without independent verification, upon information furnished by Epsilon with respect to the property interests being evaluated, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination was not considered necessary for the purposes of this report.

Definition of Reserves

Petroleum reserves included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4–10(a)
(1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions

Exhibit 99.1

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

Exhibit 99.1

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology

Exhibit 99.1

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC and with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (revised June 2019) Approved by the SPE Board on 25 June 2019” and in Monograph 3 and Monograph 4 published by the Society of Petroleum Evaluation Engineers. The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

Based on the current stage of field development, production performance, the development plans provided by Epsilon, and analyses of areas offsetting existing wells with test or production data, reserves were classified as proved. The undeveloped reserves estimates were based on opportunities identified in the plan of development provided by Epsilon.

Epsilon has represented that its senior management is committed to the development plan provided by Epsilon and that Epsilon has the financial capability to execute the development plan, including the drilling and completion of wells and the installation of equipment and facilities.

Exhibit 99.1

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

For the evaluation of unconventional reservoirs, a performance-based methodology integrating the appropriate geology and petroleum engineering data was utilized for this report. Performance-based methodology primarily includes (1) production diagnostics, (2) decline-curve analysis, and (3) model-based analysis (if necessary, based on availability of data). Production diagnostics include data quality control, identification of flow regimes, and characteristic well performance behavior. These analyses were performed for all well groupings (or type-curve areas).

Characteristic rate-decline profiles from diagnostic interpretation were translated to modified hyperbolic rate profiles, including one or multiple b-exponent values followed by an exponential decline. Based on the availability of data, model-based analysis may be integrated to evaluate long-term decline behavior, the effect of dynamic reservoir and fracture parameters on well performance, and complex situations sourced by the nature of unconventional reservoirs.

In the evaluation of undeveloped reserves, type-well analysis was performed using well data from analogous reservoirs for which more complete historical performance data were available.

Data provided by Epsilon from wells drilled through December 31, 2024, and made available for this evaluation were used to prepare the reserves estimates herein. Reserves estimates for wells located in New Mexico, Pennsylvania, and Texas were based on consideration of daily and monthly production data available for certain properties only through November 2024. Estimated cumulative production, as of December 31, 2024, was deducted from the estimated gross ultimate recovery to estimate gross reserves. This required that production be estimated for up to 1 month for properties in New Mexico, Pennsylvania, and Texas. Reserves estimates for wells and overriding royalty interests located in Oklahoma were based on consideration of monthly production data available for certain properties only through June 2024. Estimated cumulative production, as of December 31, 2024, was deducted from the estimated gross ultimate recovery to estimate gross reserves, requiring that production be estimated for up to 6 months for properties in Oklahoma. Additionally, reserves estimates for wells and overriding royalty interests located in Oklahoma were based on consideration of monthly production data available for twelve properties only through April 2024, due primarily to these data not being available in the public domain. Estimated cumulative production, as of December 31, 2024, was deducted from the estimated gross ultimate recovery to estimate gross reserves, requiring that production be estimated for up to

Exhibit 99.1

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

8 months for properties in Oklahoma. Epsilon has represented that properties for which monthly production data were available only through April 2024 were producing as of December 31, 2024.

Oil and condensate reserves estimated herein are those to be recovered by normal field separation. NGL reserves estimated herein include pentanes and heavier fractions (C5+) and liquefied petroleum gas (LPG), which consists primarily of propane and butane fractions, and are the result of low-temperature plant processing. Oil, condensate, and NGL reserves included in this report are expressed in thousands of barrels (Mbbl). In these estimates, 1 barrel equals 42 United States gallons. For reporting purposes, oil and condensate reserves have been estimated separately and are presented herein as a summed quantity.

Gas quantities estimated herein are expressed as sales gas. Sales gas is defined as the total gas to be produced from the reservoirs, measured at the point of delivery, after reduction for fuel usage, flare, and shrinkage resulting from field separation and processing. Gas reserves estimated herein are reported as sales gas. Gas quantities are expressed at a temperature base of 60 degrees Fahrenheit (°F) and at the pressure base of the state or province in which the quantities are located. Gas quantities included in this report are expressed in millions of cubic feet (MMcf).

Gas quantities are identified by the type of reservoir from which the gas will be produced. Nonassociated gas is gas at initial reservoir conditions with no oil present in the reservoir. Associated gas is both gas-cap gas and solution gas. Gas-cap gas is gas at initial reservoir conditions and is in communication with an underlying oil zone. Solution gas is gas dissolved in oil at initial reservoir conditions. Gas quantities estimated herein include both associated and nonassociated gas.

At the request of Epsilon, liquid reserves estimated herein were converted to gas equivalent using an energy equivalent factor of 1 barrel of liquids per 6,000 cubic feet of gas equivalent.

Primary Economic Assumptions

Revenue values in this report were estimated using initial prices, expenses, and costs provided by Epsilon. Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB). The following economic assumptions were used for estimating the revenue values reported herein:

Exhibit 99.1

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

Oil, Condensate, and NGL Prices

Epsilon has represented that the oil, condensate, and NGL prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual agreements. Epsilon supplied differentials to a West Texas Intermediate price of $76.32 per barrel and the prices were held constant thereafter. The volume-weighted average prices attributable to the estimated proved reserves over the lives of the properties were $74.71 per barrel of oil and condensate and $28.20 per barrel of NGL.

Gas Prices

Epsilon has represented that the gas prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual agreements. Epsilon supplied differentials to a Henry Hub price of $2.13 per million Btu and the prices were held constant thereafter. Btu factors provided by Epsilon were used to convert prices from dollars per million Btu to dollars per thousand cubic feet. The volume-weighted average price attributable to the estimated proved reserves over the lives of the properties was $1.528 per thousand cubic feet of gas.

Production Taxes and Impact Fees

For properties located in New Mexico, Oklahoma, Texas, and Alberta, Canada, production taxes were calculated using rates provided by Epsilon. For wells located in Pennsylvania, and in accordance with state law, an annual impact fee is assessed over the course of the first 15 years of production after the well is drilled. The amount of the annual fee imposed is adjusted annually on a sliding scale based on the average price of gas for each given year. For wells located in Alberta, Canada, production taxes were calculated using rates provided by Epsilon.

Exhibit 99.1

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

Royalties

Properties evaluated herein that are located in Alberta, Canada are subject to applicable royalties under the Modernized Royalty Framework, effective January 1, 2017.

Operating Expenses, Capital Costs, and Abandonment Costs

Estimates of operating expenses and future capital expenditures, provided by Epsilon and based on existing economic conditions, were held constant for the lives of the properties. In certain cases, future expenditures, either higher or lower than current expenditures, may have been used because of anticipated changes in operating conditions, but no general escalation that might result from inflation was applied. Abandonment costs, which are those costs associated with the removal of equipment, plugging of wells, and reclamation and restoration associated with the abandonment, were provided by Epsilon and were not adjusted for inflation. At the request of Epsilon, abandonment costs and any associated negative future net revenue have been included herein for those proved developed properties for which reserves were estimated to be zero. Operating expenses, capital costs, and abandonment costs were considered, as appropriate, in determining the economic viability of the undeveloped reserves estimated herein.

In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, NGL, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, 932-235-50-9, 932-235-50-30, and 932-235-50-31(a), (b), and (e) of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the FASB and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S–K of the SEC; provided, however, that (i) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein and (ii) estimates of the proved developed and proved undeveloped reserves are not presented at the beginning of the year.

Exhibit 99.1

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

Summary of Conclusions

DeGolyer and MacNaughton has performed an independent evaluation of the extent and value of the estimated net proved oil, condensate, NGL, and gas reserves of certain properties in which Epsilon has represented it holds an interest. The estimated net proved reserves, as of December 31, 2024, of the properties evaluated herein were based on the definition of proved reserves of the SEC and are summarized as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and millions of cubic feet of gas equivalent (MMcfe):

	Estimated by DeGolyer and MacNaughton Net Proved Reserves as of December 31, 2024
	Oil and Condensate (Mbbl)	NGL (Mbbl)	Sales Gas (MMcf)	Gas Equivalent (MMcfe)

Proved Developed	847	490	56,851	64,872
Proved Undeveloped	725	387	12,550	19,225

Total Proved	1,572	877	69,401	84,097

Note: Liquid reserves estimated herein were converted to gas equivalent using an energy equivalent factor of 1 barrel of liquids per 6,000 cubic feet of gas equivalent.

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

The estimated future revenue to be derived from the production and sale of the net proved reserves, as of December 31, 2024, of the properties evaluated using the guidelines established by the SEC is summarized as follows, expressed in thousands of dollars (M$):

	Proved Developed (M$)	Total Proved (M$)

Future Gross Revenue	164,016	248,266
Production Taxes and Impact Fees	7,077	12,893
Operating Expenses	71,702	96,177
Capital Costs	0	23,133
Abandonment Costs	7,956	8,329
Future Net Revenue	77,281	107,734
Present Worth at 10 Percent	50,591	62,310

Note: Future income taxes have not been taken into account in the preparation of these estimates.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2024, estimated reserves.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Epsilon. Our fees were not contingent on the results of our evaluation. This report has been prepared at the request of Epsilon. DeGolyer and MacNaughton has used all assumptions, procedures, data, and methods that it considers necessary to prepare this report.

Submitted,

/s/ DeGolyer and MacNaughton

DeGOLYER and MacNAUGHTON

Texas Registered Engineering Firm F-716

/s/ Dilhan Ilk

Dilhan Ilk, P.E.

Executive Vice President

DeGolyer and MacNaughton

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

CERTIFICATE of QUALIFICATION

I, Dilhan Ilk, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.	That I am an Executive Vice President with DeGolyer and MacNaughton, which firm did prepare this report of third party addressed to Epsilon dated
January 23, 2025, and that I, as Executive Vice President, was responsible for the preparation of this report of third party.

2.	That I attended Istanbul Technical University, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 2003, a Master of Science degree in Petroleum Engineering from Texas A&M University in 2005, and a Doctor of Philosophy degree in Petroleum Engineering from Texas A&M University in 2010; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the Society of Petroleum Engineers; and that I have in excess of 14 years of experience in oil and gas reservoir studies and reserves evaluations.

/s/ Dilhan Ilk

Dilhan Ilk, P.E.

Executive Vice President

DeGolyer and MacNaughton